Exhibit 99.1

Sun Life Announces Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R and Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR

TORONTO, Aug. 11, 2021 /CNW/ - Sun Life today announced that it does not intend to exercise its right to redeem its currently outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") nor its currently outstanding Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the "Series 11QR Shares") on September 30, 2021. As a result, subject to certain conditions, the holders of Series 10R Shares have the right to convert all or part of their Series 10R Shares on a one-for-one basis into Series 11QR Shares, and the holders of Series 11QR Shares have the right to convert all or a part of their Series 11QR Shares on a one-for-one basis into Series 10R Shares, in each case on September 30, 2021. Holders of Series 10R Shares who do not exercise their right to convert their Series 10R Shares into Series 11QR Shares on such date will retain their Series 10R Shares, and holders of Series 11QR Shares who do not exercise their right to convert their Series 11QR Shares into Series 10R Shares on such date will retain their Series 11QR Shares.

The foregoing conversions are subject to the conditions that: (i) if Sun Life determines that there would be less than one million Series 10R Shares outstanding after September 30, 2021, then all remaining Series 10R Shares will automatically be converted into Series 11QR Shares on a one-for-one basis on September 30, 2021, and (ii) alternatively, if Sun Life determines that there would be less than one million Series 11QR Shares outstanding after September 30, 2021, then all remaining Series 11QR Shares will automatically be converted into Series 10R Shares on a one-for-one basis on September 30, 2021. In either case, Sun Life will give a written notice to that effect to any registered holder affected by the preceding minimums on or before Wednesday, September 22, 2021.

The dividend rate applicable to the Series 10R Shares for the five-year period commencing on September 30, 2021 and ending on September 29, 2026, and the dividend rate applicable to the Series 11QR Shares for the three-month period commencing on September 30, 2021 and ending on December 30, 2021, will be determined on Tuesday, August 31, 2021 and will be announced in a news release on Tuesday, August 31, 2021.

Beneficial owners of Series 10R Shares and Series 11QR Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and ensure that they follow their instructions in order to ensure that they meet the deadline to exercise such right, which is 5:00 p.m. (ET) on Wednesday, September 15, 2021.

Subject to regulatory approval, Sun Life may redeem all or any part of the outstanding Series 10R Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for redemption, on September 30, 2026 and on the 30th of September in every fifth year thereafter. Subject to regulatory approval, Sun Life may redeem all or any part of the then outstanding Series 11QR Shares, at Sun Life's option, by the payment of an amount in cash for each share so redeemed of (i) $25.00, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on September 30 2026 and on September 30 every five years thereafter, or (ii) $25.50, together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date.

The Series 10R Shares and the Series 11QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021, Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Irene Poon
Manager
Corporate Communications
T. 416-988-0542
irene.poon@sunlife.com

Investor Relations Contact:
Yaniv Bitton
Vice-President, Head of Investor
Relations & Capital Management
T. 416-979-6496
investor_relations@sunlife.com

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SOURCE Sun Life Financial Inc.

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%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:02e 11-AUG-21